------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
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                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB NUMBER: 3235-0287
[ ] CHECK THIS BOX IF NO                                                                              EXPIRES: December 31, 2001
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities                       ESTIMATED AVERAGE BURDEN
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the                          HOURS PER RESPONSE.........0.5
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935                          ------------------------------
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

(Print or Type Responses)
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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Coss          Ronald            G.            Pro-Dex, Inc. (PDEX)                          to Issuer (Check all applicable)
--------------------------------------------   ----------------------------------------------    X   Director       X  10% Owner
    (Last)        (First)         (Middle)     3. IRS or Social Security  4. Statement of       ----               ---
    3 Overlook Drive                              Number of Reporting        Month/Year          X   Officer (give    Other (specify
--------------------------------------------      Person (Voluntary)         March 2002         ---- title below)  --- below)
                  (Street)                                                -------------------
    Newport Coast    CA          92657                                    5. If Amendment,         Chairman
--------------------------------------------                                 Date of Original   ------------------------------------
    (City)        (State)           (Zip)                                    (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          -------------------   (Check Applicable Line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Trans-    4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature of
    (Instr. 3)                     action      action       or Disposed of (D)          Securities          Form          Indirect
                                   Date        Code         (Instr. 3, 4 and 5)         Beneficially        Direct        Beneficial
                                               (Instr. 8)                               Owned at            (D) or        Ownership
                                  (Month/                                               End of Month        Indirect      (Instr. 4)
                                   Day/   ---------------------------------------       (Instr. 3 and 4)    (I)
                                   Year)  Code    V      Amount   (A) or    Price                           (Instr. 4)
                                                                  (D)
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  Pro-Dex, Inc. Common Stock     03/08/02   P               700      A       0.99                               I          Trust(1)
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  Pro-Dex, Inc. Common Stock     03/11/02   P             4,300      A       1.02                               I          Trust(1)
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  Pro-Dex, Inc. Common Stock     03/13/02   P               600      A       1.00                               I          Trust(1)
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  Pro-Dex, Inc. Common Stock     03/25/02   P             5,000      A       1.17                               I          Trust(1)
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  Pro-Dex, Inc. Common Stock     03/26/02   P             4,100      A       1.19                               I          Trust(1)
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  Pro-Dex, Inc. Common Stock     03/27/02   P             5,000      A       1.20        2,281,804(2)           I          Trust(1)
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                                                                                                                 SEC 1474 (6/5/2001)


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title   Amount or
                                                                               Exer-   tion               Number of
                                                                               cisable Date               Shares
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9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Securities                  Ownership
   Owned at End            Beneficially                (Instr. 4)
   of Month                Owned at End of
   (Instr. 4)              Month
                           (Instr. 4)
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Explanation of Responses:

(1)  Declaration of Trust dated 10/3/85.

(2) Includes 548,953 shares of the issuer's common stock which were distributed from the ESOP of Micro Motors, a subsidiary of the issuer. On 3/31/99, such shares of common stock were rolled-over into an IRA and as of such date are held directly by the reporting person.

                                                                                                                             (Over)

Reminder: Report on a separate line for each class of securities beneficially     /s/ RONALD C. COSS                  4/5/02
owned directly or indirectly.                                                     -------------------------------    ---------------
                                                                                  Signature of Reporting Person       Date
*  If the form is filed by more than one reporting person, see
   Instruction 4(b)(v).

** Intentional misstatements or omissions of fact constitute Federal
   Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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